UNITED STATES
		      SECURITIES AND EXCHANGE COMMISSION
			   Washington, D.C. 20549

				SCHEDULE 13D
		 Under the Securities Exchange Act of 1934
			     (Amendment No. 14)


			Red Lion Hotels Corporation
			     (Name of Issuer)

		  Common Stock, par value $0.01 per share
			(Title of Class of Securities)

				756764106
			      (CUSIP Number)


			    Alexander B. Washburn
		     c/o Columbia Pacific Advisors, LLC
		    1910 Fairview Avenue East, Suite 500
			 Seattle, Washington 98102
	 (Name, Address and Telephone Number of Person Authorized to
		     Receive Notices and Communications)



			     September 7, 2012
	    (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [X]























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Cusip No.  756764106		Schedule 13-D			Page 2 of 10


1.	Names of Reporting Persons
	Columbia Pacific Opportunity Fund, L.P.  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  WC


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				5,497,448 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				5,497,448 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	5,497,448  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	28.76%  (3)

14.	Type of Reporting Person
		PN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,497,448 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 19,366,432 shares of common stock outstanding as of July 31,
2012, as reported on the Company's Form 10-Q for the period ended June 30, 2012; filed on August 8, 2012.

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Cusip No.  756764106		Schedule 13-D			Page 3 of 10


1.	Names of Reporting Persons
	Columbia Pacific Advisors, LLC  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	Washington

			7.  Sole Voting Power
				5,497,448 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				5,497,448 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	5,497,448  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	28.76%  (3)

14.	Type of Reporting Person
               IA


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,497,448 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 19,366,432 shares of common stock outstanding as of July 31,
2012, as reported on the Company's Form 10-Q for the period ended June 30, 2012; filed on August 8, 2012.

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Cusip No.  756764106		Schedule 13-D			Page 4 of 10


1.	Names of Reporting Persons
	Alexander B. Washburn  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				5,497,448 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				5,497,448 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	5,497,448  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	28.76%  (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,497,448 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 19,366,432 shares of common stock outstanding as of July 31,
2012, as reported on the Company's Form 10-Q for the period ended June 30, 2012; filed on August 8, 2012.

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Cusip No.  756764106		Schedule 13-D			Page 5 of 10


1.	Names of Reporting Persons
	Daniel R. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				5,497,448 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				5,497,448 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	5,497,448  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	28.76%  (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,497,448 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 19,366,432 shares of common stock outstanding as of July 31,
2012, as reported on the Company's Form 10-Q for the period ended June 30, 2012; filed on August 8, 2012.

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Cusip No.  756764106		Schedule 13-D			Page 6 of 10


1.	Names of Reporting Persons
	Stanley L. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				5,497,448 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				5,497,448 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	5,497,448  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	28.76%  (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,497,448 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 19,366,432 shares of common stock outstanding as of July 31,
2012, as reported on the Company's Form 10-Q for the period ended June 30, 2012; filed on August 8, 2012.

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Cusip No.  756764106		Schedule 13-D			Page 7 of 10


1.	Names of Reporting Persons
	Brandon D. Baty  (1)


2.	Check the Appropriate Box if a Member of a Group
	(a)	[ ]
	(b)	[X]


3.	SEC Use Only


4.	Source of Funds (See Instructions)  AF


5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to
	Items 2(d) or 2(e)


6.	Citizenship or Place of Organization
	United States of America

			7.  Sole Voting Power
				5,497,448 shares of Common Stock  (2)

NUMBER OF SHARES		8.  Shared Voting Power
BENEFICIALLY 			0 shares of Common Stock
OWNED BY EACH
REPORTING PERSON		9.  Sole Dispositive Power
WITH				5,497,448 shares of Common Stock  (2)

			10. Shared Dispositive Power
				0 shares of Common Stock


11.	Aggregate Amount Beneficially Owned by Each Reporting Person
	5,497,448  shares of Common Stock

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	[ ]

13.	Percent of Class Represented by Amount in Row (11)
	28.76%  (3)

14.	Type of Reporting Person
               IN


(1) 	The filing of this joint Schedule 13D shall not be construed as an admission that any of the reporting persons are, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of any securities covered by the statement.

(2) 	Columbia Pacific Advisors, LLC has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the 5,497,448 shares of Common Stock to which this Schedule 13D relates.

(3)	Based on 19,366,432 shares of common stock outstanding as of July 31,
2012, as reported on the Company's Form 10-Q for the period ended June 30, 2012; filed on August 8, 2012.

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Cusip No.  756764106		Schedule 13-D			Page 8 of 10

				EXPLANATORY NOTE

       This Amendment No. 14 amends the Schedule 13D filed jointly by Columbia Pacific Opportunity Fund, L.P., a Washington limited partnership (the "Fund"), Columbia Pacific Advisors LLC, a Washington limited liability company (the "Adviser"), Alexander B. Washburn, a U.S. citizen, Daniel R. Baty, a U.S. citizen, Stanley L. Baty, a U.S. citizen, and Brandon D. Baty, a U.S. citizen (each a "Reporting Person" and collectively the "Reporting Persons") with the Securities and Exchange Commission on June 27, 2008, as amended on February 11, 2009, September 1, 2009, June 16, 2010, July 21, 2010, October 18, 2010,
December 1, 2010, January 20, 2011, May 10, 2011, July 7, 2011, August 29, 2011,
October 13, 2011, November 15, 2011 and February 28, 2012 with respect to the common stock, par value $0.01 per share (the "Common Stock") of Red Lion Hotels Corporation (the "Company").

       Mr. Washburn, Mr. D. Baty, Mr. S. Baty and Mr. B. Baty serve as the managing members of the Adviser, which is primarily responsible for all investment decisions regarding the Fund's investment portfolio. The shares of Common Stock reported herein are held in the portfolio of the Fund.

       Neither the present filing nor anything contained herein shall be construed as an admission that the Reporting Persons constitute a "group" for any purpose and the Reporting Persons expressly disclaim membership in a group. Except as specifically set forth herein, the Schedule 13D remains unmodified.




Item 4.	Purpose of Transaction

The Reporting Persons have sent a letter to the Board of Directors of the Issuer. A copy of the referenced letter is attached as Exhibit A.



Item 5.	Interest in Securities of the Issuer

	The responses set forth in Items 5(a) and 5(c) of the Schedule 13D are hereby replaced in its entirety by the following:

	(a) As of the date hereof, the Reporting Persons may be deemed to beneficially own an aggregate of 5,497,448 shares of Common Stock, which constitutes 28.39% of the total number shares of Common Stock outstanding as of July 31, 2012, as reported in the Company's Form 10-Q for the period ended June 30, 2012; filed on August 8, 2012.

	(c) The Reporting Persons have not made any transactions in the shares of Common Stock on behalf of the Fund in the past 60 days.




Item 7.	Material to Be Filed as Exhibits

Exhibit A:  Letter to the Board of Directors.




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Cusip No.  756764106		Schedule 13-D			Page 9 of 10



				SIGNATURES


       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  September 7, 2012	COLUMBIA PACIFIC OPPORTUNITY FUND, L.P.  (1)

				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member of
				Columbia Pacific Advisors, LLC, its
				general partner



Dated:  September 7, 2012	COLUMBIA PACIFIC ADVISORS, LLC  (1)

				/s/ Alexander B. Washburn
			By:  	Alexander B. Washburn
			Title: 	Managing Member



Dated:  September 7, 2012	/s/ Alexander B. Washburn
				Alexander B. Washburn  (1)



Dated:  September 7, 2012	/s/ Daniel R. Baty
				Daniel R. Baty  (1)



Dated:  September 7, 2012	/s/ Stanley L. Baty
				Stanley L. Baty  (1)



Dated:  September 7, 2012	/s/ Brandon D. Baty
				Brandon D. Baty  (1)


________________
(1) This Amendment is being filed jointly by the Fund, the Adviser, Alexander
B. Washburn, Daniel R. Baty, Stanley L. Baty, and Brandon D. Baty pursuant to the Joint Filing Agreement dated August 6, 2009 and included with the signature page to the Fund's Schedule 13D with respect to the Company filed on September 1, 2009 and incorporated by reference herein.







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Cusip No.  756764106		Schedule 13-D			Page 10 of 10


				Exhibit A


September 7, 2012


Red Lion Hotel Corporation
201 West North River Drive
Suite 100
Spokane, WA  99201
Attn: Member of the Board of Directors


To the Board of Directors,

While we are encouraged with the recent success in selling off non-strategic hotel assets with the goal of paying down debt, we are completely dissatisfied with the lack of measurable progress made toward satisfying the strategic process. This process was announced on March 28th, and we assume the Board must have been reviewing the options in front of the company for months previously. After five months, it is time for shareholders to learn the results of this process.


Let it be understood that a majority of shareholders are not confident in the current Board's ability to define a clear direction or strategy for the future of the company. The Board's lack of a clear or comprehensive plan to create shareholder value is evidenced by relentless shifts in strategic direction over the past several years.


Therefore, should the Board not present a proposal to sell or liquidate the company; we will call for the resignation of the current Board. We are prepared to present a new slate of directors who have demonstrated success in hotel operating experience and value creation through real estate repositioning and capital market transactions. While we would prefer to work with the current directors to reconstitute the Board, we are prepared to take all necessary actions to effect this outcome.


We look forward to hearing results of the strategic process soon.



Sincerely,


Columbia Pacific Opportunity Fund, L.P.